FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of April, 2004

Commission File Number  n

Forbes Medi-Tech Inc. (Translation of registrant's name into English)
Suite 200-750 West Pender Street, Vancouver, BC, V6C 2T8, Canada (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F....[X ]..... Form 40-F...[   ]...

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

[    ]

No

[   ]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 27, 2004	FORBES MEDI-TECH INC. "Charles A. Butt" Charles A. Butt President & CEO

This report on Form 6-K shall be deemed to be incorporated by reference in the prospectus included in Registration Statements on Form F-3 (File Nos. 333-110910 and 333-112619) filed with the Securities and Exchange Commission and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

Suite 200, 750 West Pender Street
Vancouver, BC V6C 2T8

Tel:  (604) 689-5899

Fax:  (604) 689-7641

NOTICE OF ANNUAL GENERAL MEETING
TO BE HELD ON WEDNESDAY, MAY 26, 2004

NOTICE IS HEREBY GIVEN that the annual general meeting of the shareholders of Forbes Medi-Tech Inc. (the "Company") will be held at the Four Seasons Hotel, 791 West Georgia Street, in the City of Vancouver, British Columbia, at the hour of 2:00 p.m. (Pacific Daylight Savings Time), on Wednesday, May 26th, 2004 for the following purposes:

1.

to receive the report of the Directors of the Company, the audited consolidated financial statements of the Company for the year ended December 31, 2003 and the report of the auditor thereon;

2.

to re-appoint KPMG LLP, Chartered Accountants, as auditor of the Company until the next annual general meeting of the shareholders of the Company;

3.

To authorize the Directors to fix the remuneration of the auditor;

4.

To consider and, if thought fit, pass an ordinary resolution, to set the number of the Directors of the Company at seven;

5.

To elect seven persons as Directors of the Company;

6.

To consider, and if thought fit, pass an ordinary resolution, authorizing the Directors, subject to the restrictions described in the accompanying Information Circular, to issue in one or more private placements over the next 12 months, such number of securities that would result in the Company issuing or making issuable, common shares aggregating up to 100% of the number of issued and outstanding common shares as at April 16, 2004, in certain circumstances where specific shareholder approval would otherwise be required by the Toronto Stock Exchange, as more particularly described in and subject to the restrictions described in the accompanying Information Circular;

7.

To consider, and if thought fit, to approve the amendment to the Company's 2000 Stock Option Plan to increase the number of common shares reserved for issuance thereunder by 2,453,375 to 6,000,000, including replacing 1,453,375 common shares previously issued pursuant to the Plan upon the exercise of options previously granted; and

8.

to consider such other matters as may properly be brought before the Meeting or any adjournment thereof.

The accompanying Information Circular provides additional information relating to the matters to be dealt with at the Meeting and is supplemental to and expressly made a part of this Notice of Meeting.

If you are a registered shareholder of the Company and are unable to attend the Meeting in person, please complete, date and execute the accompanying form of proxy and deposit it with Pacific Corporate Trust Company, 10th Floor - 625 Howe Street, Vancouver, British Columbia, V6C 3B8, by mail, telefax or by hand (telefax: (604) 689-8144), not less than 48 hours (excluding Saturdays, Sundays and holidays) prior to the Meeting.

If you are a non-registered shareholder of the Company and received these materials through a broker, a financial institution, a participant, a trustee or administrator of a self-administered retirement savings plan, retirement income fund, education savings plan, or other similar self-administered savings or investment plan registered under the Income Tax Act (Canada), or a nominee of any of the foregoing that holds your security on your behalf (the "Intermediary"), please complete and return the materials in accordance with the instructions provided to you by your Intermediary.

DATED at Vancouver, British Columbia as of the 20th day of April, 2004.

By Order of the Board of Directors of

FORBES MEDI-TECH INC.

Per: "Charles Butt"

Charles Butt

President & Chief Executive Officer

FORBES MEDI-TECH INC.

Suite 200 - 750 West Pender Street, Vancouver, BC, V6C 2T8

Tel:  (604) 689-5899

Fax:  (604) 689-7641

INFORMATION CIRCULAR

as at and dated April 20, 2004

MANAGEMENT SOLICITATION OF PROXIES

This information circular is furnished in connection with the solicitation of proxies by the management of Forbes Medi-Tech Inc. (the "Company") for use at the annual general meeting of the shareholders of the Company to be held at the Four Seasons Hotel, 791 West Georgia Street, in the City of Vancouver, British Columbia, at the hour of 2:00 p.m. (Vancouver Time), on Wednesday, May 26th, 2004 (the "Meeting"), and at any adjournment thereof, for the purposes set forth in the accompanying Notice of Annual General Meeting (the "Notice of Meeting").  Unless specified otherwise, the information contained in this Information Circular is current as at April 16th, 2004.

PROXIES

Appointment of Proxies

The persons named in the enclosed Form of Proxy (the "Proxy") are nominees of the Company's management.  A shareholder wishing to appoint a person (who need not be a shareholder) to attend and act for him on his behalf at the Meeting, other than the persons designated as proxyholders in the enclosed Proxy, may do so by striking out the printed names and inserting the name of such other person in the blank space provided in the Proxy or by completing another proper form of proxy.  The completed Proxy or other proper form of proxy must be delivered or faxed to Pacific Corporate Trust Company, 10th Floor - 625 Howe Street, Vancouver, British Columbia, V6C 3B8 (fax: (604) 689-8144), not later than 48 hours (excluding Saturdays, Sundays and holidays) before the time for holding the Meeting.  The Chairman of the Meeting has the discretion to accept proxies on the day of the Meeting.

Revocation of Proxies

A shareholder who has given a Proxy may revoke it at any time before it is exercised by an instrument in writing (a) executed by the shareholder or by his attorney authorized in writing, or, where the shareholder is a corporation, by a duly authorized officer or attorney of the corporation; and (b) delivered or faxed to Pacific Corporate Trust Company, 10th Floor - 625 Howe Street, Vancouver, British Columbia, V6C 3B8 (fax: (604) 689-8144) or to the registered office of the Company at 200 - 750 W. Pender Street, Vancouver, British Columbia, V6C 2T8 (fax:  (604) 689-7641), at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, or to the Chairman of the Meeting on the day of the Meeting or any adjournment thereof, before any vote in respect of which the Proxy is to be used shall have been taken, or in any other manner provided by law.  Attendance at the Meeting and participation in a poll by a shareholder will automatically revoke the Proxy.

Voting of Proxies and Exercise of Discretion By Proxyholders

If the instructions as to voting indicated in the Proxy are certain, the shares represented by the Proxy will be voted on any poll and where a choice with respect to any matter to be acted upon has been specified in the Proxy, the shares will be voted on any poll in accordance with the specification so made.  IF A CHOICE IS NOT SO SPECIFIED, IT IS INTENDED THAT THE PERSON DESIGNATED BY MANAGEMENT IN THE ACCOMPANYING PROXY WILL VOTE THE SHARES

REPRESENTED BY THE PROXY IN FAVOUR OF EACH MATTER IDENTIFIED ON THE PROXY.

The Proxy confers discretionary authority upon the persons named therein with respect to amendments or variations to any matters identified in the Notice of Meeting and with respect to other matters which may properly come before the Meeting.  At the date of this Information Circular, management of the Company knows of no such amendments, variations, or other matters to come before this Meeting.

Solicitation of Proxies

Solicitations of proxies will be made by mail and may be supplemented by telephone or other personal contact to be made without special compensation by regular officers and employees of the Company.  The Company may reimburse shareholders' nominees or agents (including brokerage houses holding shares on behalf of clients) for the cost incurred in obtaining their authorization to execute forms of proxy. The cost of solicitation will be borne by the Company.

Notice to Beneficial Owners

Most beneficial owners of the Company's shares are NOT listed on the Company's register of shareholders.  Beneficial owners will not be listed if they hold their shares through an intermediary, such as a brokerage firm, bank, trust company, RRSP, RRIF, or other firm, financial institution or company.  In this discussion, such owners are referred to "you" or as a "Beneficial Owner", and the firm, financial institution or company through which you hold your shares are referred to as "Intermediaries".  This discussion does not apply to owners of shares of the Company who hold their shares directly instead of through an Intermediary and who are therefore listed directly on the Company's register of shareholders.

The Company can only recognize votes and take instructions from shareholders who are listed on its register of shareholders.  Therefore, in order to vote at the Meeting, you will either need to instruct your Intermediary on how to vote your shares, or instruct the Intermediary to authorize you or someone you appoint to attend and vote at the Meeting.   To do so, you will need to complete a form of proxy sent to you by or on behalf of your Intermediary (the "Form of Proxy"), sign it and return it to your Intermediary or to another party directed by your Intermediary.  If you want to attend and vote at the Meeting yourself, then you will need to strike out the names of the Management nominees just before the blank space on the Form of Proxy, and insert your own name in the blank space.   You can also appoint someone else to attend the Meeting and vote on your behalf by inserting that person's name in the blank space instead of your own on the Form of Proxy.

The Company will be providing Meeting materials to the Intermediaries listed on its register of shareholders (or listed by the depository or other agent used by the Intermediary).  Unless you have waived the requirement to do so, the Intermediaries are required to forward these Meeting materials to you.  In addition to the Form of Proxy, the Meeting materials will include this Information Circular.

Again, if you wish to give voting instructions to your Intermediary to vote on your behalf at the Meeting or if you wish to attend the Meeting and vote in person or have someone else attend and vote on your behalf, you must complete the Form of Proxy and return it in accordance with the instructions and time limits provided.  This will enable your Intermediary either to vote your shares as you have directed, or to give formal notice to the Company that you or someone you have appointed has the authority to attend and vote at the Meeting.

APPOINTMENT OF AUDITORS

The persons named in the Proxy will vote for the re-appointment of KPMG LLP, Chartered Accountants, as Auditors of the Company to hold office until the next annual general meeting of the shareholders.

KPMG LLP were first appointed Auditors of the Company on October 13, 1998.  The persons named in the Proxy will also vote for authorizing the Directors to fix the Auditors' remuneration.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

The Company is authorized to issue 200,000,000 Common Shares without par value, of which the Company has outstanding 28,334,295 Common Shares as at April 16, 2004, each Common Share carrying the right to one vote.  The Company is also authorized to issue 50,000,000 Preferred Shares without par value, of which 10,000,000 have been designated as the Series A Convertible Preferred Shares.  As at April 16, 2004, there were 5,375,000 Series A Convertible Preferred Shares outstanding, each carrying the right to one vote.    The holders of the Common Shares and the Series A Convertible Preferred Shares shall vote together at the Meeting as a single class. Accordingly, a total of 33,709,295 voting shares were outstanding as at April 16, 2004 (collectively, the "Voting Shares"), each carrying the right to one vote, with the result that a total of 33,709,295 votes are eligible to be represented at the Meeting in person or by proxy.  The Directors have fixed April 16, 2004 as the record date (the "Record Date").  Shareholders of record at the close of business on April 16, 2004, are entitled to vote at the Meeting or adjournments thereof.

To the knowledge of the Directors and senior officers of the Company, there are no shareholders who beneficially own, directly or indirectly, or exercise control or direction over, Voting Shares of the Company carrying more than 10% of the voting rights attached to all of the issued and outstanding Voting Shares of the Company.

With respect to the Common Shares, to the knowledge of the Directors and senior officers of the Company, there are no shareholders who beneficially own, directly or indirectly, or exercise control or direction over, Common  Shares of the Company carrying more than 10% of the voting rights attached to all of the issued and outstanding Common Shares of the Company.

With respect to the Series A Convertible Preferred Shares, to the knowledge of the Directors and senior officers of the Company, the only persons who beneficially own, or exercise control or direction over, more than 10% of the Series A Convertible Preferred Shares are as follows:

Person	No. of Series A Convertible Preferred Shares owned or controlled	Percentage of Series A Convertible Preferred Shares	Percentage of Voting Securities outstanding as at Record Date
RAM Trading, Ltd. / Ritchie Capital Management, LLC / RAM Capital, L.L.C., RAM Capital Investments, Ltd. / THR, Inc. / A.R. Thane Ritchie / Ritchie Opportunistic Trading Ltd.; Geneva, Illinois	1,750,000(1)	33%	5%
Biomedical Value Fund, L.P./ Biomedical Offshore Value Fund, Ltd. / Great Point Partners, LLC / Great Point GP, LLC / Dr. Jeffrey R. Jay, M.D. (collectively, the "Biomedical Value Fund Group"); Greenwich, CT	1,700,000(2)	32%	5%
Theory Capital LLC / Jeffrey D. Zients; Washington, D.C.	1,000,000(3)	19%	3%
Biotechnology Development Fund IV, L.P. / Bioasia Investments IV, LLC / Frank Kung / Edgar G. Engleman; Palo Alto, California	750,000(4)	14%	2%

(1)  Registered to RAM Trading, Ltd.

(2) Registered as to 1,450,000 to Biomedical Value Fund, L.P. and as to 250,000 to Biomedical Offshore Value Fund, Ltd.

(3) Registered to Theory Capital LLC

(4) Registered to Biotechnology Development Fund IV, L.P.

The registered holders listed above acquired their Series A Convertible Preferred Shares by subscription pursuant to the Company's US$10.750 million private placement financing which closed January 6, 2004. This financing resulted in the issuance of a total of 5.375 million Series A Convertible Preferred Shares at a price of US$2 per share, with 1,612,500 "C" warrants attached (0.3 "C" warrants per Series A Convertible Preferred Share).  Each Series A Convertible Preferred Share is convertible at the option of the holder, and in certain circumstances, at the option of the Company, for no further consideration into one Common Share.  Each "C" warrant entitles the holder to purchase one Common Share of the Company at US$2.40 for three years from the date of closing.  The warrants may be exercised on a cashless basis at the option of the holder. Great Point Partners, LLC was paid a commission of US $277,500 in connection with the placement.

In addition to the foregoing, in September, 2003, Biomedical Value Fund I (formerly JRJay Public Investments, LLC), which may be considered part of the Biomedical Value Fund Group, was issued a total of 505,050 Common Shares of the Company with 176,768 "B" warrants attached, and Biotechnology Development Fund IV, L.P. was issued 1,346,802 Common Shares with 538,721 "B" warrants attached, pursuant to the Company's total US$4.81 million private placement.  This financing resulted in the issuance of a total of approximately 3.2 million Common Shares at a price of US$1.485 per share, with approximately 1.2 million "B" warrants attached.  Each "B" warrant entitles the holder to purchase one Common Share of the Company at US$1.85 for three years from the date of closing.  The warrants may be exercised on a cashless basis at the option of the holder.

The Company granted resale registration rights in connection with each of these financings and registered the securities for resale on Form F-3 Registration Statements filed with the Securities and Exchange Commission in the United States.

On April 20, 2004, the Company announced its intention to convert all 5,375,000 Series A Convertible Preferred Shares, for no additional consideration, into Common Shares on a 1-to-1 basis.   Following the conversion, there will be approximately 34 million Common Shares outstanding, and no Preferred Shares.

ELECTION OF DIRECTORS

Management proposes to nominate the persons named in the following table for election as Directors of the Company.  Each Director elected will hold office until the next annual general meeting or until his or her successor is duly elected or appointed, unless his or her office is earlier vacated.

The following table sets out the names of the nominees for election as Directors, the city in which each is ordinarily resident, a brief biography of each, all offices of the Company now held by each of them, their principal occupations, the period of time for which each has been a Director of the Company, and the number of Voting Shares of the Company beneficially owned by each of them, directly or indirectly, or over which control or direction is exercised, as at the date hereof.

Name, City of Residence, Position with the Company and Year First Became a Director(1)	Principal Occupation or Employment and Brief Biography(1)	Voting Shares Owned(1)
Charles A. Butt Toronto, Ontario Director since 1999, President and Chief Executive Officer

President and Chief Executive Officer of the Company

Mr. Butt first joined the Company as Senior Vice President, Commercial Operations in July, 2000. He became President of the Company in May, 2001 and Chief Executive Officer in March, 2002.  Mr. Butt has extensive international and North American experience in business management, marketing and sales in the healthcare industry. Prior to joining Forbes as Senior Vice President, Mr. Butt served as President of The Charson Group Inc., a healthcare consulting company, specializing in strategic planning and new product introductions, based in Toronto. Before moving into consulting, Mr. Butt headed up the Consumer Health Products Division for Lederle Laboratories (Canada), where he was responsible for the initiation and development of the Consumer Health Products Group. Mr. Butt has also worked in a variety of marketing and sales roles at Shulton Inc. in Europe, Africa and the Middle East as well as Colgate-Palmolive (UK).

24,700 Common
Donald Buxton(3)(4) Montreal, Quebec Director since 2000

Chairman of the Board, Labopharm, Inc.

Mr. Donald Buxton has been Chairman of the Board of Labopharm, Inc. since July, 2000. Mr. Buxton brings an in-depth knowledge of the international pharmaceutical industry to the Company, having served at senior administrative levels of large pharmaceutical firms both in North America and in Europe. Well-known in the Canadian pharmaceutical milieu, Mr. Buxton was President and Chief Executive Officer of Labopharm, Inc. from 1997 to 2000, and President and Chief Executive Officer of Roussel Canada from 1970 to 1994 and of Hoechst-Roussel Canada from 1992 to 1994.

Nil
Dr. Joe Dunne(2)(3)(4) Sarasota , Florida Director since 2000

Independent Consultant to the Food Industry.

Dr. Dunne is an independent consultant to the food indsutry.  He was Chairman of the Board and CEO of Westgate Biological Ltd., a startup company in the Health Sciences area, from June, 1999 to December 2003.  Dr. Dunne has had a distinguished career in the multi-million dollar food ingredient industry. During his career, Dr. Dunne served as the President of Cultor Food Science from 1997 to 1999 with responsibility for global manufacturing and research & development as well as a worldwide network of sales offices and distributors. As President of Quest (Food) International from 1993 to 1997, Dr. Dunne managed the company's Flavor and Food Ingredient activities in the USA, Canada and Mexico.  Educated in Ireland, Dr. Dunne holds a B.Sc. and Ph.D. in Biochemistry from University College, Dublin and was a Postdoctoral Fellow at the University of California in San Diego and at the Max Planck Institute in Dortmund, West Germany.

24,840 Common

Tazdin Esmail Delta, British Columbia Director since 1992, Chairman of the Board.

President, Vestco Enterprises Inc.

Mr. Esmail is Currently the Chairman of the Board of Directors of the Company.  Formerly the President and Chief Executive Officer, Mr. Esmail became a consultant to the Company on March 29, 2002.  He first joined the Company in March, 1992 as President and Chief Operating Officer and in 1997 he became the President & CEO of the Company.  Mr. Esmail brings to the Company over 20 years experience in the biomedical and pharmaceutical fields. Prior to joining the Company, Mr. Esmail was Vice President, Medical Operations of QLT PhotoTherapeutics Inc., a Vancouver-based biotechnology company. Prior to QLT, he was with Cyanamid Canada Inc., a subsidiary of American Cyanamid Company, in its Lederle multinational pharmaceutical division where he held several progressive senior management positions in areas such as strategic planning, sales and marketing, new product development, marketing research and management training.

488,800 Common
Percy Skuy(2)(3)(4) Toronto, Ontario Director since 1997

Healthcare Consultant

Mr. Skuy has been a healthcare consultant since June, 1995. Mr. Skuy had a 34-year career with Johnson & Johnson (J&J) where he acquired experience in many aspects of the pharmaceutical business including new product development, sales, marketing, research and development. He retired in 1995 as President of Ortho-McNeil Inc., one of the two J&J affiliate companies in which he held the presidency. Mr. Skuy is a pharmacist, and has been involved in both the pharmaceutical and medical communities for many years.

48,000 Common
Dr. Lily Yang (2)(4) Los Altos, California Director since 2002

President, Chief Executive Officer and Co-Founder of TheraLife, Inc.

Dr. Yang, the Chief Executive Officer, President and co-founder of TheraLife, Inc., has 20 years of industry experience from E.I. DuPont and Hewlett Packard Company in business development, worldwide marketing, sales, strategic planning, licensing, acquisition, and promotion. Dr. Yang managed the worldwide marketing organization for the Analytical Products Group at Hewlett Packard, and successfully promoted and created their Bioscience Products Group.  Dr. Yang has founded and worked with numerous Silicon Valley Venture Capitalists, Angel Investors and start-ups.  She received her doctorate in Immunology from the University of Chicago, as well as business training from the Wharton School of Business.

Nil

Nitin Kaushal (2) Toronto, Ontario Director since September, 2003

President & Managing Director of Vengate Capital Partners Company

Nitin Kaushal was appointed as a member of the Company's Board of Directors and a member of the Company's audit committee on September 15, 2003.  Since 2001, Mr. Kaushal has been the President and Managing Director of Vengate Capital, a Life Sciences and Healthcare Investment Banking & Advisory Firm based in Toronto, Ontario. He is also a current member of the Board of Directors of Victhom Human Bionics, Veracel Inc. and a member of the Canadian Institute of Chartered Accountants. Mr. Kaushal previously served as a Managing Director at HSBC Securities in its Healthcare Group and a Senior Investment Manager with MDS Capital Corp, a Health and Life Sciences Venture Firm. Mr. Kaushal was also an Assistant Manager at Price Waterhouse. Mr. Kaushal was awarded a Bachelor of Science (Chemistry) from the University of Toronto and is a Chartered Accountant.

Nil

(1)

The information as to city of residence, principal occupation, brief biography and Common Shares beneficially owned or over which a Director exercises control or direction, not being within the knowledge of the Company, has been furnished by the respective Directors individually.

(2)

Audit Committee member.

(3)

Compensation Committee member.

(4)

Nomination and Corporate Governance Committee member.

STATEMENT OF EXECUTIVE COMPENSATION

The following table sets forth certain information regarding the annual and long-term compensation for the fiscal year ended December 31, 2003 of those persons who were either (i) the Chief Executive Officer of the Company during the fiscal year ended December 31, 2003, (ii) one of the four most highly compensated executive officers serving as an executive officer at December 31, 2003, provided that no disclosure is required or provided for an executive officer whose total salary and bonus did not exceed $100,000, or (iii) any additional executive officers who would have satisfied those criteria but for the fact that the individual was not serving as such an executive officer of the Company as at December 31, 2003 (collectively, the "Named Executive Officers").

SUMMARY COMPENSATION TABLE

Name and Principal Position	Year Ended December 31 or July 31, as noted. The year ended Dec. 31, 2001 was a 5 month transition period	Annual Compensation			Long Term Compensation			All Other Compen-sation
		Salary	Bonus	Other Annual Compen-sation	Awards		Payouts
					Securities Under Options/ SARs granted	Restricted Shares or Restricted Share Units	LTIP Payouts
Butt, Charles President and Chief Executive Officer	Dec. 31, 2003	$261,667	$114,000	$6,692	275,000	Nil	Nil	Nil
	Dec. 31, 2002	$208,229	Nil	$6,634	170,000	Nil	Nil	Nil
	Dec. 31, 2001	$91,667	Nil	$2,741	Nil	Nil	Nil	Nil
	July 31, 2001	$198,125	$9,550	$6,577	220,000	Nil	Nil	Nil

Lukic, Tanya Vice-President, Scientific Affairs	Dec. 31, 2003	$103,437	$6,000	$306	55,000	Nil	Nil	Nil
	Dec. 31, 2002	$66,250	Nil	$198	65,000	Nil	Nil	Nil
	Dec. 31, 2001	$22,778	Nil	$52	Nil	Nil	Nil	Nil
	July 31, 2001	$48,139	$2,730	$148	32,500	Nil	Nil	Nil
MacDonald, R.J. (Don) Former Senior Vice-President & Chief Financial Officer	Dec. 31, 2003	$22,719	Nil	$834	Nil	Nil	Nil	Nil
	Dec. 31, 2002	$165,573	Nil	$6,504	100,000	Nil	Nil	Nil
	Dec. 31, 2001	$72,917	Nil	$2,710	Nil	Nil	Nil	Nil
	July 31, 2001	$80,904	Nil	$2,960	210,000	Nil	Nil	Nil
Motley, Jeff Vice-President, Commercial Operations	Dec. 31, 2003	$133,083	$6,000	$6,406	112,500	Nil	Nil	Nil
	Dec. 31, 2002	$118,009	Nil	$5,172	60,000	Nil	Nil	Nil
	Dec. 31, 2001	$51,395	Nil	$2,168	Nil	Nil	Nil	Nil
	July 31, 2001	$123,348	$7,370	$5,299	55,000	Nil	Nil	Nil
Pracher, Patricia Vice-President, Finance	Dec. 31, 2003	$103,437	$8,000	$306	86,500	Nil	Nil	Nil
	Dec. 31, 2002	$76,875	Nil	$230	65,000	Nil	Nil	Nil
	Dec. 31, 2001	$31,250	Nil	$86	Nil	Nil	Nil	Nil
	July 31, 2001	$69,531	$4,330	$190	26,500	Nil	Nil	Nil
Wessman, Laura Senior Vice-President, Business Developmen[t]	Dec. 31, 2003	$103,437	$9,000	$306	60,000	Nil	Nil	Nil
	Dec. 31, 2002	$73,333	Nil	$220	60,000	Nil	Nil	Nil
	Dec. 31, 2001	$29,167	Nil	Nil	Nil	Nil	Nil	Nil
	July 31, 2001	$46,967	$300	Nil	25,000	Nil	Nil	Nil

(1)

For the fiscal years ended December 31, 2003 and 2002, the five months ended December 31, 2001, and the fiscal year ended July 31, 2001, "Other Annual Compensation" consists of car allowance for Messrs. Butt, MacDonald and Motley ($500 per month), and life insurance premiums for all named executives.

(2)

All securities are under options granted during the year covered. No SARs (stock appreciation rights) have been granted.

(3)

"LTIP" or "long term incentive plan" means any plan which provides compensation intended to serve as incentive for performance to occur over a period longer than one financial year, but does not include option or stock appreciation right plans or plans for compensation through restricted shares or restricted share units. The Company does not currently have an LTIP.

(4)

As the Company changed its financial year-end from July 31 to December 31 in 2001, the figures for this period are for the five-month fiscal period ended December 31, 2001.

(5)

Mr. Butt commenced employment with the Company as Senior Vice-President, Commercial Operations, on July 1, 2000.  His annual salary was $185,000 with an annual car allowance of $6,000.  From January to June, 2000, Mr. Butt's company, The Charson Group Inc., provided consulting services to the Company for total fees of $36,000, excluding taxes and disbursements.  On May 1, 2001, Mr. Butt became President of the Company and his annual salary was increased accordingly to $220,000.  Subsequent to the financial year ended December 31, 2001, Mr. Butt also became Chief Executive Officer of the Company on March 29, 2002.  Subsequent to the end of the last fiscal year, in January 2004 Mr. Butt was granted options to purchase 50,000 common shares at an exercise price of $3.69 per share expiring January 9, 2009.

(6)

Effective January 1, 2004, Mr. Butt's salary was increased to $300,000.  Salary reported for 2003 includes $18,833 deferred 2002 salary.

(7)

Ms. Lukic resigned her position in January 2004 to take up an offer of employment outside of Canada.

(8)

Salary reported for 2003 includes $5,938 deferred 2002 salary.

(9)

Subsequent to the fiscal year ended December 31, 2002, Mr. MacDonald resigned his position in the Company to return to the mining industry.  Had Mr. MacDonald worked the entire fiscal year ended December 31, 2003, Mr. MacDonald would have earned $175,000 in salary and $6,504 (car allowance $6,000, life insurance premium $504)  in Other Annual Compensation.

(10)

Mr. MacDonald commenced employment with the Company on February 15, 2001 with an annual salary of $175,000 and an annual car allowance of $6,000.

(11)

Mr. Motley commenced employment with the Company in January 2000 as Vice President, Business Development.  Mr. Motley was appointed Vice President, Commercial Operations in May, 2001 and was subsequently appointed Vice President, Marketing and Sales in January, 2004. Subsequent to the end of the last fiscal year, in January 2004, Mr. Motley was granted options to purchase 12,000 common shares at an exercise price of $3.69 per share expiring January 9, 2009.

(12)

Salary reported for 2003 includes $8,009 deferred 2002 salary.

(13)

Ms. Pracher was appointed acting Chief Financial Officer in February of 2003 and Vice President, Finance in January of 2004. Subsequent to the end of the last fiscal  year, in January 2004 Ms. Pracher was granted options to purchase 18,000 common shares at an exercise price of $3.69 per share expiring January 9, 2009.

(14)

Salary reported for 2003 includes $5,938 deferred 2002 salary.

(15)

Ms. Wessman commenced employment in December, 2000 as Manager of Marketing, was subsequently appointed Vice President Business Development in 2002, and was appointed Senior Vice President, Business Development in January of 2004. Subsequent to the end of the last fiscal year, in January 2004, Ms. Wessman was granted options to purchase 25,000 common shares at an exercise price of $3.69 per share expiring January 9, 2009.

(16)

Salary reported for 2003 includes $5,938 deferred 2002 salary.

Options and SARS

The following table sets out incentive stock options and stock appreciation rights granted to each Named Executive Officer during the financial year of the Company ended December 31, 2003:

OPTIONS/SAR GRANTS DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR

Name	Securities Under Option/SARs Granted (#)(1)	% of Total Options/SARs Granted to Employees in Financial Year(2)	Exercise or Base Price ($/Security)(3)	Market Value of Securities Underlying Options/SARs on the Date of Grant ($/Security)(4)	Expiration Date
Butt, Charles	30,000 30,000 60,000 150,000 5,000	2.2% 2.2% 4.4% 11.0% 0.4%	$0.66 $0.66 $2.23 $1.77 $2.61	$0.69 $0.69 $2.26 $1.77 $2.80	13 Feb. 2008 13 Feb. 2008 11 Jul. 2008 3 Jul. 2008 28 Nov. 2008
Lukic, Tanya	5,000 50,000	0.4% 3.7%	$2.23 $1.77	$2.26 $1.77	11 Jul. 2008 3 Jul. 2008
Motley, Jeff	50,000 7,500 50,000 5,000	3.7% 0.6% 3.7% 0.4%	$0.66 $2.23 $1.77 $2.61	$0.69 $2.26 $1.77 $2.80	13 Feb. 2008 11 Jul. 2008 3 Jul. 2008 28 Nov. 2008
Pracher, Patricia	15,000 20,000 50,000 1,500	1.1% 1.5% 3.7% 0.1%	$0.66 $2.23 $1.77 $2.61	$0.69 $2.26 $1.77 $2.80	13 Feb. 2008 11 Jul. 2008 3 Jul. 2008 28 Nov. 2008
Wessman, Laura	50,000 10,000	3.7% 0.7%	$1.77 $2.61	$1.77 $2.80	3 Jul. 2008 28 Nov. 2008

(1)

All securities under option are Common Shares; the Company has not granted any SARs.

(2)

Includes options to employees, officers, and directors.

(3)

Exercise Prices are determined as the closing price of the Company's common shares on the day prior to the date of grant.

(4)

Market Values are the Toronto Stock Exchange closing prices on the grant date

The following table shows exercises of options by the Named Executive Officers during the financial year of the Company ended December 31, 2003 and the value of their unexercised options as at December 31, 2003:

AGGREGATED OPTION/SAR EXERCISES DURING THE MOST RECENTLY COMPLETED
FINANCIAL YEAR & YEAR-END OPTION VALUES

Name of Executive Officer	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options/SARs at Financial Year-end (#) Exercisable/Unexercisable	Value of Unexercised In-the-Money Options/SARs at Financial Year-end ($) Exercisable/Unexercisable
Butt, Charles	15,000	$32,100	422,500 Exercisable / 222,500 Unexercisable	$629,500 Exercisable / $351,550 Unexercisable
Lukic, Tanya	77,500	$126,438	10,000 Exercisable / 65,000 Unexercisable	$3,100 Exercisable / $123,225 Unexercisable
MacDonald, R.J. (Don)	120,000	$217,300	190,000 Exercisable / NIL Unexercisable	$117,000 Exercisable / $-NIL- Unexercisable
Motley, Jeff	25,000	$71,750	128,750 Exercisable / 68,750 Unexercisable	$245,375 Exercisable / $126,925 Unexercisable
Pracher, Patricia	26,250	$78,563	73,250 Exercisable / 77,000 Unexercisable	$133,308 Exercisable / $143,708 Unexercisable
Wessman, Laura	17,500	$30,100	50,000 Exercisable / 67,500 Unexercisable	$97,025 Exercisable / $124,425 Unexercisable

(1)

Calculated as the difference between the closing price of the common shares on the TSX on the date of option exercise less the option exercise price, multiplied by the number of common shares acquired upon exercise of the options. This figure does not necessarily reflect actual value realized by the optionee as a result of the option exercise.

(2)

Mr. MacDonald resigned his position in January of 2003.  Mr. MacDonald's options were extended for a period of one year to expire in January 2004.

(3)

Ms. Lukic resigned her position subsequent to year-end in January of 2004.  Ms. Lukic's options were extended to expire in April, 2004.

Defined Benefit or Actuarial Plan Disclosure

The Company does not maintain a pension, retirement or other similar plan for its officers or directors.  Pursuant to his previous employment agreement with the Company, between the ages of 60 and 85, Tazdin Esmail will be entitled to receive an annual reward for tenure allowance of $65,000.  The Company has not set aside any of its assets to cover its obligation under the reward for tenure arrangement.  At December 31, 2003, the Company has accrued $0.7 million in its consolidated financial statements towards its obligations under these arrangements.  In addition, prior to his resignation as Chief Executive Officer, the Company purchased a whole life insurance policy on Mr. Esmail with the Company as beneficiary.

Compensation of Directors

The outside, or non-management, and unrelated directors (see "Statement of Corporate Governance Practices - TSX Guidelines (2) and (3)  Composition of Board and Unrelated Directors" below) are compensated in cash in the amount of $1,000 per meeting for in-person attendance at board meetings; $500 per meeting for in-person attendance at board committee meetings (except for the Chairman of the committee, who will receive $750 per committee meeting attended in person); and $200 per hour to a maximum of $500 for meetings attended by phone.   These directors also receive, on an annual basis, options to purchase a minimum of 30,000 common shares of the Company, subject to the Board determining that such number of options is readily available under the Company's then current stock option plan.

During the most recently completed financial year ended December 31, 2003, the outside and unrelated Directors were granted the following options, paid the following Board and Board Committee meeting attendance fees, and paid the following consulting fees for consulting services rendered in addition to their services as directors:

OUTSIDE AND UNRELATED DIRECTOR COMPENSATION FISCAL 2003

Director	No. of Shares Under Option	Option Price	Option Expiry Date	Meeting Fees Paid	Consulting Fees Paid
Buxton, Donald	15,000 30,000 15,000	$0.66 $1.77 $2.61	13 Feb. 2008 3 Jul. 2008 28 Nov. 2008	$6,300	Nil
Dunne, Joe	15,000 30,000 15,000	$0.66 $1.77 $2.61	13 Feb. 2008 3 Jul. 2008 28 Nov. 2008	$7,250	Nil
Kaushal, Nitin(1)	15,000	$2.77	15 Sept. 2008	$2,400	$6,000
Skuy, Percy	15,000 15,000 30,000	$0.66 $2.23 $1.77	13 Feb. 2008 11 Jul. 2008 3 Jul. 2008	$7,250	Nil
Yang, Lily	15,000 30,000	$0.66 $1.77	13 Feb. 2008 3 Jul. 2008	$5,100	Nil

(1)  Nitin Kaushal was appointed a Director and a member of the Company's Audit Committee in September, 2003.

Tazdin Esmail is an outside and related director.  In the year 2003, Tazdin Esmail, through his consulting firm, Vestco Enterprises Inc., was paid $192,000 pursuant to a multi-year part-time consulting agreement and $26,282 in the amount of vacation pay relating to prior years' employment.    In 2003, Mr. Esmail was also granted options to purchase 15,000 common shares at $0.66 per share expiring February 13, 2008, and options to purchase 135,600 common shares at $1.77 per share expiring July 3, 2008.  Mr. Esmail's Consulting Agreement does not provide for any severance payment in the event Mr. Esmail's engagement is terminated without cause, however the Company shall in such event be required to pay out the remaining term of the contract.

In the fiscal year ended December 31, 2003, Charles Butt, a director and the President and Chief Executive Officer of the Company, received the compensation set out in the Summary Compensation Table above.  See also the discussion under the next heading below.

Termination of Employment, Changes in Responsibility and Employment Contracts

Charles Butt acts as President and Chief Executive Officer of the Company.  The Employment Agreement entered into by the Company with Charles Butt, dated July 1, 2000, and subsequent Amending Agreements, provide for a base annual salary of $300,000 (as of January 1, 2004), a monthly car allowance of $500, annual salary reviews, and bonuses to be determined by the Compensation Committee based on milestones achieved by the Company or by Mr. Butt.  In the event of a termination without cause, which includes a change of control, the severance payment is an amount equal to two times the aggregate compensation paid for the previous fiscal year.  Mr. Butt's Employment Agreement has no fixed term.

In January of 2003, R.J. (Don) MacDonald, Senior Vice-President and Chief Financial Officer of the Company, resigned his position with the Company to return to the mining industry.  Previously, the Employment Agreement entered into by the Company with Mr. MacDonald, dated February 15, 2001, provided for a ten-year term, a base annual salary of $175,000, a monthly car allowance of $500, annual salary reviews, and bonuses to be determined by the Compensation Committee.  In the event of a termination without cause in the second year of the contract, which included a change of control, the severance payment was an amount equal to the aggregate compensation paid for the previous fiscal year.  Thereafter, the severance payment was an amount equal to two times the aggregate compensation paid for the previous fiscal year.

The Company's employment agreements with each of its Named Executive Officers generally provide for a base annual salary, group life, long-term disability, extended health and dental insurance, director's and officer's liability insurance, where applicable, four weeks paid vacation each year, reimbursement for all reasonable expenses, stock options from time to time, and eligibility for annual bonuses, based on the achievement of certain milestones.  With respect only to Mr. Butt (and previously with respect to Mr. MacDonald), in the event that the Named Executive Officer dies or becomes disabled the Company will pay the salary and car allowance accrued to the date of deemed termination and for one year subsequent to the termination, plus a pro-rated portion of the annual bonus most recently paid to the Named Executive Officer.  The employment agreements of the Named Executive Officers (other than the previous agreement with Mr. MacDonald) have no fixed term.

The Employment Agreement of each of the Named Executive Officers, other than Mr. Butt (and formerly, Mr. MacDonald) provides for severance payment in the event of termination without cause of one months' salary for each year of employment.  The Employment Agreement of the Vice President, Marketing and Sales also provides for a monthly car allowance of $500.

Composition Of The Compensation Committee

The Compensation Committee is currently composed of Joe Dunne (Chair), Percy Skuy and Donald Buxton, all of whom are unrelated and outside directors.

Report On Executive Compensation

The compensation programs of the Company are designed to reward performance and to be competitive with the compensation agreements of other biotechnology and, where appropriate, nutraceutical companies.  The Compensation Committee of the Board evaluates each executive officer position with respect to skill requirements and levels of responsibility.  The Compensation Committee, after referring to information from other corporations and public data, determines the compensation for the executive officers. See "Corporate Governance".

In establishing compensation for executive officers, the Compensation Committee seeks to accomplish the following goals:

(i)

to motivate executives to achieve important corporate and personal performance objectives and reward them when such objectives are met;

(ii)

to recruit and subsequently retain highly qualified executive officers by offering overall compensation which is competitive with that offered for comparable positions in other biotechnology and, where appropriate, nutraceutical companies; and

(iii)

to align the interests of executive officers with the long-term interests of shareholders through participation in the Company's incentive stock option plan.

Currently, the Company's executive compensation package consists of the following principal components: salary, periodic cash bonus, various health plan and insurance benefits generally available to all employees of the Company, and long-term incentive in the form of stock options.  In addition, the Chief Executive Officer and the Vice President, Marketing and Sales receive a car allowance.

Salaries for executive officers are determined by evaluating the responsibilities inherent in the position held and the individual's experience and past performance, as well as by reference to the competitive marketplace for management talent at other biotechnology and nutraceutical companies.  The Compensation Committee refers to industry, local and national surveys, and has historically also relied on reports prepared by independent consultants.

Stock options are generally awarded to executive officers at commencement of employment and periodically thereafter.  Options are granted to reward individuals for current performance, expected future performance and value to the Company, and take into account the stock options held by the individual.

The Company has not established a formal bonus plan, and will only consider the same for outstanding effort or achievement during a previous year.  Bonuses, when granted, are also tied to the Company's performance.  As the Company is an early stage biopharmaceutical company whose business objectives are focused on research and development related to its technologies and which does not as yet have net earnings, performance is measured through advances in achieving and furthering the Company's business objectives, and in particular, through advancements in research and development, raising additional capital, securing strategic alliances to further the Company's research and development, licensing and distribution, or manufacturing activities, and procuring sales contracts.  The Company's executive officers and supporting staff as a whole have demonstrated outstanding effort and dedication to their positions and have helped the Company to achieve several important milestones in 2003.  Consequently, in 2003 the Company paid bonuses aggregating $153,000 to its executive officers (inclusive of the bonus paid to the Chief Executive Officer discussed below), and granted options to its executive officers to purchase an aggregate of 724,000 common shares (inclusive of options to purchase common shares granted to the Chief Executive Officer as discussed below) at exercise prices ranging from $0.66 to $2.77.  In addition, deferred 2002 salaries totaling approximately $56,000 were paid to executive officers in July 2003, including $18,833 paid to the Chief Executive Officer.

Mr. Butt assumed the position of Chief Executive Officer in addition to his position as President on March 29, 2002.  No increase in salary or bonus was awarded to Mr. Butt at the time, as both Mr. Butt and the Compensation Committee were of the view that consideration of any such increase or bonus should be deferred until the Company either obtained additional financing or otherwise improved its financial prospects.   In September of 2003, the Company completed a private placement for gross proceeds of U.S. $4.8 million and in January of 2004 the Company completed a further private placement for gross proceeds of U.S. $10.75 million.  In recognition of these private placements as well as the achievement of other milestones by both the Company and Mr. Butt, including the successful completion of the Company's Phase I trial in Europe of the Company's pharmaceutical compound, FM-VP4 and the commencement of the Phase II portion of such trial, the first year of commercial operation of the Phyto-Source LP 50-50 joint venture manufacturing plant in Pasadena Texas at near capacity and the decision in late 2003 to expand the plant's capacity by 50%, the increase in sales of phytosterols by both the Company and Phyto-Source in 2003 over 2002, and concluded the sale of the Company's AD/ADD technology for US $1.9 million, the Compensation Committee awarded Mr. Butt two bonuses in 2003 totaling $114,000 and increased Mr. Butt's salary in three stages to $300,000 as of January 1, 2004.   Mr. Butt was also granted options in 2003 to purchase a total of 275,000 common shares at exercise prices ranging from $0.66 to $2.61.

From the foregoing, the emphasis placed by the Company on its compensation components in the last fiscal year, from greatest to least, was (i) salary and basic benefits consisting of life insurance, disability insurance and extended health, (ii) in respect of the Chief Executive Officer and the Vice President Marketing and Sales only, automobile allowance; (iii) stock options; and (iv) bonus.

The principles described above apply to the determination of the compensation of all executive officers, including the Chief Executive Officer.

Members of Compensation Committee

Joe Dunne (Chair), Percy Skuy, and Donald Buxton

Directors' & Officers' Liability Insurance

The Company maintains directors' and officers' liability insurance coverage through a policy covering the Company and its subsidiaries, which has an annual aggregate policy limit of US$10,000,000, subject to a deductible of US$75,000 to US$150,000 dependent upon the nature of the claim.  This insurance provides coverage for indemnity payments made by the Company to its directors and officers as required or permitted by law for losses, including legal costs, incurred by officers and directors in their capacity as such. This policy also provides coverage directly to individual directors and officers if they are not indemnified by the Company. The insurance coverage for directors and officers has customary exclusions, including libel and slander, and those acts determined to be uninsurable under law, or deliberately fraudulent or dishonest or to have resulted in personal profit or advantage. The current term (February 22, 2004 to February 21, 2005) premiums aggregating US$240,000 are paid entirely by the Company.

PERFORMANCE GRAPH

The graph below compares cumulative total shareholder return on the Common Shares for the last five financial years, and the five-month period ended December 31, 2001, with the total cumulative return from the S&P/TSX Composite Index (formerly the TSE 300 Index) over the same period.  The graph assumes that $100 was invested on July 31, 1998 in the Company and in the index, and that all dividends have been reinvested.  Unless otherwise noted, each plot point on the graph represents the Company's financial year-end for the indicated year.  On March 26, 1999, the Company listed on the TSX and on June 22, 1999, the Company delisted from the Vancouver Stock Exchange (now the TSX Venture Exchange).

* 2001 represents the Company's five month fiscal period ended December 31, 2001; in 2001 the Company changed its year end from July 31 to December 31.

Financial Year Ended	July 31, 1998		July 31, 1999		July 31, 2000		July 31, 2001		December 31, 2001		December 31, 2002		December 31, 2003
	Investm' Value ($)	Yearly % Change	Investm' Value ($)	Yearly % Change	Investm' Value ($)	Yearly % Change	Investm' Value ($)	Yearly % Change	Investm' Value ($)	Yearly % Change	Investm' Value ($)	Yearly % Change	Investm' Value ($)	Yearly % Change
Company	100.00	N/A	295.77	195.8%	105.63	(64.3%)	49.30	(53.3%)	41.55	(15.7%)	7.61	(81.7%)	48.87	542.6%
S&P/TSX Composite Index	100.00	N/A	102.16	2.2%	150.13	47.0%	110.94	(26.1%)	110.92	0%	95.43	(14.0%)	118.60	24.3%

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

General

The Toronto Stock Exchange ("TSX") Committee on Corporate Governance in Canada issued a series of proposed guidelines for effective corporate governance (the "TSX Report").  The guidelines address matters such as the constitution and independence of corporate boards, the functions to be performed by boards and their committees, and the effectiveness and education of board members.  The TSX has adopted as a listing requirement the disclosure by each listed company, on an annual basis, of its approach to corporate governance with reference to the guidelines contained in the TSX Report.  The following is a listing of the TSX Guidelines with a discussion of the Company's corporate governance system relating to each guideline.

TSX Guideline (1)  Stewardship Responsibilities:

The board of directors of every corporation should explicitly assume responsibility for the stewardship of the corporation and, as part of the overall stewardship responsibility, should assume responsibility for the following matters:

(a) adoption of a strategic planning process and approval of a strategic plan which takes into account, among other things, the opportunities and risks of the business;

(b) the identification of the principal risks of the corporation's business and ensuring the implementation of appropriate systems to manage these risks;

(c) succession planning, including appointing, training and monitoring senior management;

(d) a communications policy for the corporation; and

(e) the integrity of the corporation's internal control and management information systems.

(a) and (b)   Generally speaking, the Board supervises the management of the business and affairs of the Company, and reviews and approves corporate strategies and goals, taking into account all matters which the Board considers may materially affect the Company and such strategies and goals, including the opportunities and risks of the Company's business.  The Board discusses strategic matters with management, including the principal risks of the Company's business and measures proposed and adopted by management to manage such risks.  The Board reviews and approves certain corporate transactions, such as the terms of all debt and equity financings and all major acquisitions and dispositions, as well as annual budgets, major capital expenditures, and all major disclosure documents. These approvals and discussions occur on a formal basis at board meetings, and discussions also occur on an ongoing basis as part of the continuing dialogue between management and the directors.

(c)

The Board takes responsibility for appointing, on the recommendation of the Chief Executive Officer, those members of senior management who are officers of the Company, and approves the creation and modification of senior management positions from time to time in keeping with the Company's strategies and goals.  The Board has no formal succession plan at this time, however, the Board intends to consider this matter during the next year. The Board expects the Chief Executive Officer to lead the business of the Company and manage the day-to-day operations of the business of the Company.  The Board monitors and assesses management through regular contact at Board meetings and ongoing informal discussions.

(d)

The Board has procedures in place to ensure effective communication between the Company, its shareholders, prospective investors and the public, including the dissemination of information on a regularly and timely basis.  Regular communications are conducted with shareholders through press releases, public conference calls, and annual and quarterly reports.  Shareholders are also provided with full opportunity at annual meetings to ask questions concerning the Company's business.  Additionally, the Company has a full-time Manager of Investment Relations specifically responsible for corporate communications and shareholder relations and makes information available on the Company's website at www.forbesmedi.com.

(e)

The Board is responsible for approving and monitoring the Company's internal control and management information systems.  An Audit Committee of the Board reviews the Company's annual financial statements and financial controls with the auditors of the Company and reviews the interim financial statements on a quarterly basis.

TSX Guidelines (2) and (3)  Composition of Board and Unrelated Directors:

The board of directors of every corporation should be constituted with a majority of individuals who qualify as unrelated directors. If the corporation has a significant shareholder, in addition to a majority of unrelated directors, the board should include a number of directors who do not have interests in or relationships with either the corporation or the significant shareholder and which fairly reflects the investment in the corporation by shareholders other than the significant shareholder.

An "unrelated director" is a director who is independent of management and is free from any interest and any business or other relationship which could, or could reasonably be perceived to, materially interfere with the director's ability to act with a view to the best interests of the corporation, other than interests and relationships arising from shareholding.

At present, the Company has a majority of unrelated directors.  Five of the seven nominees proposed for election to the Board are unrelated directors, namely, Percy Skuy, Donald Buxton, Joe Dunne, Lily Yang and Nitin Kaushal.  These individuals are not significiant shareholders of the Company, are not part of management and do not provide separate employment or consulting services to the Company, directly or indirectly, except for Nitin Kaushal, who provides finance consulting services from time to time on an as required basis. During 2003, the Company paid Mr. Nitin consulting fees for such services totaling $6,000.  Given that Mr. Kaushal's consulting services to the Company constituted a minor portion of his income for the year, the Company does not consider that such services would cause Mr. Kaushal to cease to be an unrelated director.  The two nominees proposed for election who are related directors are Tazdin Esmail, the Chairman of the Board who, while not part of management, provides ongoing consulting services to the Company on a part-time basis, and Charles A. Butt, the President and CEO of the Company, who is a full-time employee.  The Company does not have a "significant shareholder".

TSX Guidelines (4) and (5) Nominating Committee and Assessing Effectiveness:  The board of directors of every corporation should appoint a committee of directors composed exclusively of outside, i.e., non-management, directors, a majority of whom are unrelated directors, with the responsibility for proposing to the full board new nominees to the board and for assessing directors on an ongoing basis.

Every board of directors should implement a process to be carried out by the nominating committee or other appropriate committee for assessing the effectiveness of the board as a whole, the committees of the board and the contribution of individual directors.

The Board has implemented a Nomination and Corporate Governance Committee composed of Donald Buxton (Chair), Percy Skuy, Joe Dunne, Tazdin Esmail and Lily Yang.  All five directors are non-management directors, and four are also unrelated directors.  Tazdin Esmail, as a consultant to the Company on a part-time basis, is considered to be a "related" director.

The Nomination and Corporate Governance Committee has the responsibility to identify and recommend candidates for election to the Board, to advise the Board on all matters relating to directorship practices, including the criteria for selecting directors, policies relating to tenure and retirement of directors, and compensation and benefit programs for non-employee directors.  The Committee also has responsibility to make recommendations relating to the duties and membership of committees of the Board.  While the Committee does not have the responsibility to assess the directors on an ongoing basis, it does have the authority to recommend processes to evaluate the performance and contributions of individual directors and the Board as a whole and to approve procedures designed to provide that adequate orientation and training are provided to new members of the Board.

Historically, given the size of the Board, the frequent attendance of Board members at Board and Committee meetings, and the availability of Board members between meetings for discussions with management, the Board has not considered it necessary to implement formal Board assessment programs, but instead has considered effectiveness on an informal basis at various Board meetings.  In 2003, the Board revisited the matter of implementing a formal assessment program and determined that its method of assessment was appropriate for the time being.

TSX Guideline (6)  Orientation and Education:  Every corporation, as an integral element of the process for appointing new directors, should provide an orientation and education program for new recruits to the board.

The Nomination and Corporate Governance Committee has the responsibility to approve procedures designed to provide orientation and training to new members of the Board.

Procedures implemented have tended to vary with each new director, depending on the directors' familiarity with the Company's business, operations and personnel, and with the duties and responsibilities of directors and corporate governance in general, prior to their appointments.  Typically, these procedures have included individual meetings with senior management, and presentations and updates either individually or at Board meetings regarding the Company's operations and strategies.

TSX Guideline (7) Size of Board: Every board of directors should examine its size and, undertake where appropriate, a program to establish a board size which facilitates effective decision-making.

The size and composition of the Board is considered prior to each Annual General Meeting as part of the nomination of directors, as well as between meetings, prior to the appointment of a new director, or following the resignation of a director.

TSX Guideline (8) Review of Compensation:  The board of directors should review the adequacy and form of the compensation of directors and ensure the compensation realistically reflects the responsibilities and risk involved in being an effective director.

Non-management directors are currently compensated through stock options, cash per diems, and reimbursement of reasonable travel expenses.  The Company has also agreed to indemnify its directors to the extent allowed by law, and maintains separate directors and officers insurance.  In establishing compensation, providing indemnities and procuring insurance, the Board has attempted to strike a balance between the necessity of providing adequate compensation and protection to attract and retain talented individuals, and the necessity of providing reasonable compensation and protection levels in light of the Company's financial condition.

TSX Guideline (9)  Committee Composition:  Subject to Guideline 13 committees of the board of directors should generally be composed of outside directors, a majority of whom are unrelated directors, although some board committees, may include one or more inside directors.

The Board has instituted the following committees:

-

The Nomination and Corporate Governance Committee which is composed of Donald Buxton (Chair), Percy Skuy, Joe Dunne, Tazdin Esmail and Lily Yang, all of whom are unrelated and outside directors with the exception of Tazdin Esmail, who is a related director;

-

The Audit Committee which is composed of Percy Skuy (Chair), Joe Dunne, Lily Yang and Nitin Kaushal, all of whom are unrelated and outside directors; and

-

The Compensation Committee which is currently composed of Joe Dunne (Chair), Percy Skuy and Donald Buxton, all of whom are unrelated and outside directors.

TSX Guideline (10)  Corporate Governance Policy:  Every board of directors should expressly assume responsibility for, or assign to a committee of directors the general responsibility for, developing the corporation's approach to governance issues. This committee would, among other things, be responsible for the corporation's response to these governance guidelines.

The Nomination and Corporate Governance Committee is responsible for developing policies and implementing procedures relating to corporate governance matters.

TSX Guideline (11)  Position Descriptions:  The board of directors, together with the CEO, should develop position descriptions for the board and for the CEO, involving the definition of the limits to management's responsibilities. In addition, the board should approve or develop the corporate objectives which the CEO is responsible for meeting and assess the CEO against these objectives.

The Board has not developed formal position descriptions generally, but instead receives and discusses management updates at each Board meeting (not less than quarterly), receives and discusses budgets and cash flows at periodic Board meetings (not less than annually), and provides guidance to the CEO at every Board meeting with respect to the responsibilities to be carried out by management either with or without further Board input, review or approval.    Any major transactions not within the scope of day-to-day operations, including financings, major acquisitions and dispositions, major personnel changes, major research and development commitments, facility expansion, downsizing or closing, and the like, are recommended by management subject to board approval.

TSX Guideline (12)  Structures and Procedures for Independence of Board:  Every board of directors should implement structures and procedures which ensure that the board can function independently of management. An appropriate structure would be to (i) appoint a chair of the board who is not a member of management with responsibility to ensure the board discharges its responsibilities or (ii) assign this responsibility to an outside director, sometimes referred to as the "lead director". The chair or lead director should ensure that the board carries out its responsibilities effectively which will involve the board meeting on a regular basis without management present and may involve assigning the responsibility for administering the board's relationship to management to a committee of the board.

Previously, the Chair of the Board was also the Company's Chief Executive Officer, which was then considered appropriate by the Board given the Company's size, operations, and Board composition and functioning.  In 2002, these positions were separated, with the Company's President also assuming the role of Chief Executive Officer, and the Chair ceasing to hold a management position. The Chair does, however, also provide consulting services to the Company on a part-time basis, which the Board considers appropriate given his long history and experience with the Company (10 years).  The Board is giving consideration to whether it may also be appropriate to implement additional steps respecting the administration of the board's relationship to management.  Currently, however, the Board is comprised of a majority of unrelated, outside directors, meets periodically without the presence of management, and functions independently of management.

TSX Guideline (13)  Audit Committee:  The audit committee of every board of directors should be composed only of unrelated directors. All of the members of the audit committee should be financially literate and at least one member should have accounting or related financial expertise. Each board shall determine the definition of and criteria for "financial literacy" and "accounting or related financial expertise". The board should adopt a charter for the audit committee which sets out the roles and responsibilities of the audit committee which should be specifically defined so as to provide appropriate guidance to audit committee members as to their duties. The audit committee should have direct communication channels with the internal and external auditors to discuss and review specific issues as appropriate. The audit committee duties should include oversight responsibility for management reporting on internal control. While it is management's responsibility to design and implement an effective system of internal control, it is the responsibility of the audit committee to ensure that management has done so. The audit committee charter should specify that the external auditor is ultimately accountable to the board of directors and the audit committee as representatives of shareholders. The board of directors should review and reassess the adequacy of the audit committee charter on an annual basis.

The Audit Committee is composed of Percy Skuy (Chair), Joe Dunne, Lily Yang and Nitin Kaushal, all of whom are outside and unrelated directors, and are financially literate or have accounting or related financial expertise.  The Audit Committee is responsible for reviewing the Company's financial reporting procedures, internal controls and the performance of the Company's external auditors.  The Committee is also responsible for reviewing the annual and quarterly financial statements prior to their approval by the full Board.

The Audit Committee reviews the Company's annual financial statements and financial controls with the auditors of the Company on an annual basis.

In the last fiscal year, the Board adopted a charter for the audit committee which sets out the roles and responsibilities of the audit committee and provides appropriate guidance to audit committee members as to their duties.

TSX Guideline (14)  Outside Advisors:  The board of directors should implement a system which enables an individual director to engage an outside adviser at the expense of the corporation in appropriate circumstances. The engagement of the outside advisor should be subject to the approval of an appropriate committee of the board.

Individual directors may engage outside advisors with the approval of either the Nomination and Corporate Governance Committee or the Chair of the Board.

INDEBTEDNESS OF DIRECTORS, EXECUTIVE OFFICERS AND SENIOR OFFICERS

None of the Directors or senior officers of the Company or associates or Affiliates of such persons is or has been indebted to the Company or its subsidiaries at any time since the beginning of the last completed financial year of the Company.

INTEREST OF INSIDERS IN MATERIAL TRANSACTIONS

None of the insiders of the Company, nor any associate or affiliate of such insider has any material interest, direct or indirect, in any transaction since the commencement of the Company's last financial year or in any proposed transaction which has materially affected or will materially affect the Company or any of its subsidiaries, other than as described below and elsewhere in this Information Circular.

James L. Heppell, Secretary of the Company, is a partner of the law firm Catalyst Corporate Finance Lawyers, which provides legal services to the Company.  For the 12-month period from January 1, 2003 to December 31, 2003, Catalyst Corporate Finance Lawyers billed the Company $30,567, excluding GST and disbursements, for legal services.

PARTICULARS OF OTHER MATTERS TO BE ACTED UPON

Future Financings - The Toronto Stock Exchange ("TSX")

In order to provide the directors of the Company with flexibility regarding future financing and to save the Company the cost of holding an extraordinary general meeting to approve a specific financing, the shareholders of the Company will be requested at the meeting to pass the resolution set out below.

MANAGEMENT RECOMMENDS VOTING IN FAVOUR OF THIS RESOLUTION IN ORDER TO ASSIST THE COMPANY'S ABILITY TO OBTAIN FINANCING ON A TIMELY BASIS.

The policies of the TSX currently provide that the aggregate number of shares of a listed company which are issued or made subject to issuance by way of one or more private placements during any particular six month period must not exceed 25% of the number of shares outstanding (on a non-diluted basis) prior to giving effect to such private placements (the "Current 25% Rule").  The TSX is proposing to amend its current policies to provide that, subject to TSX's discretion to impose restrictions on transactions involving insiders or materially affecting control, transactions involving the issuance of shares priced at or above market price not be reviewed by TSX, and that the 25% threshold for transactions priced below market be calculated on a per transaction basis rather than over a six month period (the "Proposed 25% rule").

Management is asking the shareholders to provide their advance approval to private placements over the next 12 months which may exceed either the Current 25% Rule, or, if implemented, the Proposed 25% Rule, or any other rule which the TSX may implement in substitution or replacement of the Proposed 25% Rule (the "Advance Approval").  Particulars of the proposed Advance Approval are provided below.

If the Advance Approval is not obtained, then the Company's ability to raise funds by the private placement of its securities over the next 12 months may be severely restricted, as the possibility of the Company's being able to complete a private placement financing with specific shareholder approval at the time the financing is agreed to, instead of with Advance Approval, is limited.  This is due to the fact that in order to obtain specific shareholder approval, an extraordinary general meeting of shareholders would be required.  The minimum time period required by securities rules between calling a meeting of shareholders and holding the meeting is approximately 60 days.  Most private placement subscribers are unwilling to wait this period of time between subscribing for the placement and closing it, and accordingly, may decline to complete the financing if specific shareholder approval of the placement is required prior to the closing.

The TSX has advised that it will accept advance approval by the shareholders of the Company in anticipation of private placements that may exceed the Current 25% Rule or, if implemented, the Proposed 25% Rule, provided such private placements are completed within 12 months of the date such advance shareholder approval is given.

BY GIVING THE ADVANCE APPROVAL, SHAREHOLDERS WOULD ONLY BE SATISFYING THE SHAREHOLDER APPROVAL REQUIREMENT OF THE TORONTO STOCK EXCHANGE.  EACH PRIVATE PLACEMENT WOULD STILL REMAIN SUBJECT TO TORONTO STOCK EXCHANGE APPROVAL, UNLESS, PURSUANT TO THE POLICIES OF THE TORONTO STOCK EXCHANGE, SUCH APPROVAL IS NOT OTHERWISE REQUIRED.

Any private placement proposed by the Company utilizing the Advance Approval will be subject to the following additional restrictions:

(a)

the private placement must be substantially with parties at arms-length to the Company;

(b)

the private placement cannot materially affect control of the Company;

(c)

the private placement must be completed within a 12 month period following the date the advance shareholder approval is given; and

(d)

the private placement must comply with the private placement pricing rules of the TSX, which currently require that the price per security must not be lower than the closing market price of the security on the TSX on the trading day prior to the date notice of the private placement is given to the TSX less the applicable discount.  Maximum permissible discounts are as follows:

Market Price	Maximum Discount Therefrom
$0.50 or less	25%
$0.51 to $2.00	20%
Above $2.00	15%

The TSX retains the discretion to decide whether a particular placement is "substantially" at arms length or will materially affect control, in which case specific shareholder approval may be required. The Company has 28,334,295 Common Shares issued and outstanding as of April 16, 2004.

IN ORDER TO ASSIST THE COMPANY'S ABILITY TO OBTAIN FINANCING ON A TIMELY BASIS, TO PROVIDE THE DIRECTORS WITH FLEXIBILITY REGARDING FUTURE FINANCING, AND TO SAVE THE COMPANY THE COST OF HOLDING AN EXTRAORDINARY GENERAL MEETING TO APPROVE A SPECIFIC FINANCING, the shareholders of the Company will be requested at the Meeting to pass the following ordinary resolution, which requires an affirmative vote of a simple majority (more than 50%) of the votes cast by holders of Common Shares at the Meeting:

"BE IT RESOLVED, AS AN ORDINARY RESOLUTION, THAT the issuance by the Company in one or more private placements of such number of securities that would result in the Company issuing or making issuable a number of common shares aggregating up to 100% of the number of issued and outstanding common shares as at April 16, 2004, in certain circumstances where specific shareholder approval would otherwise be required by the TSX, as more particularly described in and subject to the restrictions described in the Information Circular of the Company dated April 20, 2004, be approved."

In the event that the Advance Approval is not given, then the Company will still be able to undertake private placements subject to meeting the requirements of the TSX in effect at the time of such placements, which may not require that prior shareholder approval be obtained.

Amendment to 2000 Stock Option Plan

The use of stock options is a fundamental part of the Company's compensation strategy, being a key tool for attracting, motivating and retaining qualified employees and consultants.

The Company's 2000 Stock Option Plan (the "Plan") permits the granting of options to purchase common shares of the Company to directors, officers, employees and consultants of the Company. The Plan was established on August 15, 2000, and 5,000,000 common shares were initially reserved for issuance under the Plan, including shares reserved under the Company's previous stock option plan which was merged into the Plan.   Options may be granted under the Plan for terms of up to 10 years, at exercise prices not less than the closing price of the Company's common shares on The Toronto Stock Exchange on the trading day immediately prior to the date of grant.  The Company typically (but not

always) grants options under the Plan for terms of 3 to 5 years, subject to vesting over time or subject to milestones.   The Company has, on occasion, granted 10 year options, and also, on occasion, has granted options fully vested as at the date of grant.  The number of shares which may be made subject to option to any one person may not exceed 5% of the Company's then outstanding Common Shares. The Plan will terminate on, and no option may be granted under the Plan after, August 15, 2010.

The 5,000,000 common shares reserved for issuance under the Plan represented approximately 23.5% of the Company's 21,222,689 common shares outstanding as at November 30, 2000, being the date of the Information Circular for the Company's 2001 Annual General Meeting, at which meeting the Plan was approved by shareholders.

The Proposed Amendment

The Company's outstanding shares has increased since 2000 to 33,709,295 (consisting, as at April 16, 2004 of 28,334,295 Common Shares and 5,375,000 Series A Convertible Preferred voting shares) primarily due to the completion by the Company of 4 private placements for gross proceeds of approximately $21.5 million.  The exercise of certain stock options and warrants also contributed to the increase.  It is currently proposed that the Plan be amended to increase the number of shares reserved under it to 6,000,000 (the "Amendment"), including the replacement of 1,453,375 shares previously issued under the Plan pursuant to the exercise of options previously granted (the "replacement shares").  The Amendment would re-set the number of shares reserved at approximately 18% of the Company's current outstanding shares, or 5.5 percentage points lower than the 23.5% of outstanding shares established in 2000.

Currently, the Company has options outstanding under the Plan to purchase 3,235,725 Common Shares at exercise prices ranging from $0.66 to $3.69 per share. Options to purchase a total of 1,453,375 common shares have previously been exercised under the Plan, leaving a total of 310,900 shares available for grant under future options.  The proposed Amendment would make an additional 2,453,375 Common Shares, including the replacement shares, available for grants made subject to the Amendment (see "Options Granted Subject to the Amendment" below) and for future grants under the Plan as set forth in the table below:

Proposed increase in common shares reserved:
Common shares previously reserved	5,000,000
Common shares currently reserved for issue pursuant to outstanding stock options	(3,235,725)
Common shares available for future options	(310,900)
Common shares previously issued on exercise of stock options	1,453,375
Common shares to be reserved for options granted subject to the Amendment(1)	1,000,000
Proposed increase in common shares reserved, including replacment shares	2,453,375

Common shares currently reserved for issue pursuant to outstanding stock options	3,235,725
Common shares to be reserved for options granted subject to the Amendment (1)	1,000,000
Common shares to be reserved for future options, including shares available for grant	1,764,275
Total common shares reserved under Plan after proposed increase	6,000,000

1.  See "Options Granted Subject to the Amendment" below.

Options Granted Subject to the Amendment

Dr. Topol Options:  On January 9, 2004, the Company granted options to purchase 1,000,000 common shares at $3.69 per share, with half of the options expiring January 9, 2009 and the remaining options expiring January 9, 2011, subject to the Amendment.  All options were granted to Dr. Eric Topol, consequent upon Dr. Topol's appointment as Chairman of the Company's Medical & Scientific Advisory

Board and Scientific Consultant for the Company's pharmaceutical development program.  Dr. Topol is Provost, Cleveland Clinic Lerner College of Medicine and Chief Academic Officer of the Cleveland Clinic Foundation. He is also Chairman of the Department of Cardiovascular Medicine and Professor of Medicine.

Dr. Topol's right to exercise the options will vest, as to the initial 200,000, upon receipt of regulatory and shareholder approval to the Amendment, and the remainder will vest upon the occurrence of certain milestones as follows:

Upon initiation of a Phase IIa clinical trial in the U.S.

100,000

Upon completion of the Phase IIa clinical trial in the U.S.

100,000

Upon initiation of a Phase III clinical trial in the U.S.

100,000

Upon completion of the Phase III clinical trial in the U.S.

100,000

Upon filing of a New Drug Application with the U.S. FDA

200,000

Upon approval by the FDA of the New Drug Application

200,000

In the event that Dr. Topol's consulting agreement is terminated, no further options will vest and all previously vested options will terminate within 30 days (except in the case of voluntary termination following a change of control, in which case the options will terminate in 6 months).

Reasons for the Amendment

The Company is currently at a pivotal development stage, with a need to retain current key personnel, and to attract and retain additional qualified employees and consultants, both for its pharmaceutical development program and for its nutraceutical business.

Pharmaceutical Development Program:  In January and February of this year, the Company was able to obtain the services of Dr. Topol and other recognized experts in the field of cardiology to assist the Company with its pharmaceutical development program.  These individuals recently filled an important function for the Company by assisting in the analysis of the results of the recently completed Phase II trial in Europe of FM-VP4, the Company's cholesterol lowering drug candidate.  The recommendation of these experts is for the Company to proceed to a Phase II trial in the United States.  In order to do so, the Company will be required to retain certain key personnel and consultants it now has, including Dr. Topol, and to recruit additional qualified personnel and consultants in a number of scientific and related fields, including cardiology, clinical trials, statistics, clinical development, manufacturing, and pharmacology, as well as basic research.   Competition in these areas is intense, particularly for a non-U.S. company, and compensation in the form of stock options is an important method for the Company to be able to attract and retain qualified personnel.

Nutraceutical Business:  The Company's nutraceutical business is growing, with its joint venture manufacturing plant in Texas currently undergoing expansion to 1.5 times its original capacity, and sales and marketing efforts being increased.  As a result of this growth, the Company will need to retain key personnel it now has and will likely be seeking to hire or retain additional employees and consultants in the areas of sales, regulatory approvals, research and development, and manufacturing.  Again, competition in these areas is intense, and compensation in the form of stock options is essential in order for the Company to be able to compete for qualified personnel.

Accordingly, management recommends that shareholders vote in favour of the Amendment.

Proposed resolution

The Toronto Stock Exchange (the "TSX") has accepted the Amendment, subject to disinterested shareholder approval.

The TSX Rules require that any material amendment to the Plan be approved by the affirmative vote of a majority (more than 50%) of the votes cast at the Meeting, other than the 633,640 votes attaching to shares beneficially owned by insiders of the Company to whom options may be issued pursuant to the 2000 Plan, or their associates.  Accordingly, such insiders and their associates will abstain, and the remaining shareholders of the Company will be asked to pass the following resolution:

BE IT RESOLVED THAT the amendment to the Company's 2000 Stock Option Plan to reserve, set aside and allot an additional 2,453,375 Common Shares of the Company pursuant to the terms of such Plan, including 1,453,375 common shares to replace common shares previously issued under the Plan pursuant to previously exercised stock options, so that a total of 6,000,000 common shares shall be reserved under the Plan as of the date of the amendment, being April 13, 2004, is hereby authorized, approved and confirmed.

A copy of the Amendment and the Amended Plan are available upon request to Michelle Martin, Forbes Medi-Tech Inc., Suite 200 - 750 West Pender Street, Vancouver, BC, V6C 2T8; telephone: (604) 689-5899; fax: (604) 689-7641; email: mmartin@forbesmedi.com.

OTHER MATTERS

The management of the Company is not aware of any matter to come before the Meeting other than as set forth in the Notice of Meeting and this Information Circular.  If any other matter properly comes before the Meeting, it is the intention of the persons named in the Proxy to vote the shares represented thereby in accordance with their best judgment on such matter.

SHAREHOLDER PROPOSALS

Shareholders who wish to submit a proposal for consideration at the next annual meeting must do so by submitting same to the attention of the Secretary of the Company on or before January 20, 2005 in the manner and subject to the limitations prescribed by the Canada Business Corporations Act.

ADDITIONAL INFORMATION

The Company will provide to any person, on request to the Secretary of the Company, the following information, provided that the Company may require the payment of a reasonable charge if the request is made by a person or company who is not a securityholder of the Company:

(i)

one copy of the latest annual information form, together with one copy of any document, or the pertinent pages of any document, incorporated by reference therein;

(ii)

one copy of the comparative financial statements of the Company for its most recently completed financial year, together with the accompanying report of the Company's auditors and one copy of any interim financial statements of the Company subsequent to the financial statements for its most recently completed financial year; and

(iii)

one copy of the information circular of the Company in respect of its most recent annual general meeting of shareholders that involved the election of directors.

These documents can be obtained by contacting Michelle Martin, Forbes Medi-Tech Inc., Suite 200 - 750 West Pender Street, Vancouver, BC, V6C 2T8; telephone: (604) 689-5899; fax: (604) 689-7641; email: mmartin@forbesmedi.com.  In addition, material filed by the Company can be inspected on the Canadian

Securities Administrators' electronic filing system, SEDAR®, accessible at the web site http://www.sedar.com.

FORWARD LOOKING STATEMENTS

This Information Circular contains forward-looking statements concerning anticipated developments in the Company's business including the hiring of additional personnel and consultants, proceeding to a Phase II trial in the U.S. of FM-VP4, expansion of the Company's joint venture manufacturing plant in Texas, increase of sales and marketing efforts, general growth of the Company's nutraceutical business and research and development, and corporate governance matters, and other information in future periods. Forward-looking statements are frequently, but not always, identified by words such as "to proceed", "to recruit", "being increased", "be seeking to", "intends", and similar expressions or variations thereon, or statements that events, conditions or results "will," "may," "could" or "should" occur or be achieved.  Forward-looking statements are statements about the future and are inherently uncertain, and actual achievements of the Company and other results and occurrences may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, including, without limitation, the need to secure new sales contracts; the need for performance of buyers of products; the need to secure raw materials at competitive prices; uncertainty as to whether future clinical trials will  be undertaken or completed as planned, and if undertaken or completed, the risk that such trials may not achieve expected results; uncertainty as to whether the Company's anticipated sales volumes, revenues, and expenditure levels will be achieved as currently anticipated or at all; the risk of technical obsolescence; the need for regulatory approvals, which may be withdrawn or not be obtained in a timely manner or at all; the need for additional pre-clinical studies prior to proceeding to a U.S. Phase II trial for FM-VP4, the occurrence and success of which cannot be assured; intellectual property risks; marketing/manufacturing risks; partnership/strategic alliance risks and in particular, the Company's dependency on its joint venture partner, Chusei (U.S.A.) Inc.; product liability risk; the effect of competition; the uncertainty of the size and existence of a market opportunity for the Company's products; the Company's need for additional future capital, which may not be available in a timely manner or at all; exchange rate fluctuations; government regulation; the need to attract and retain key personnel; construction risks; risks inherent in the development of pharmaceutical and nutraceutical research and the development of new products; the ability of buyers to fulfill health claims of their products;  and other risks and uncertainties affecting the Company and its business, as contained in news releases and filings with the United States Securities and Exchange Commission and Canadian Securities Regulatory Authorities, any of which could cause actual results to vary materially from current results or the Company's anticipated future results.  Forward-looking statements are based on the beliefs, opinions and expectation of the Company's management at the time they are made, and the Company does not assume any obligation to update its forward-looking statement if those beliefs, opinions or expectations or other circumstances should change.

APPROVAL OF THE BOARD OF DIRECTORS

The contents and the sending of this Information Circular have been approved by the Board of Directors of the Company.

Dated April 20, 2004

By Order of the Board of Directors of

FORBES MEDI-TECH INC.

"Charles Butt"

CHARLES BUTT

President & Chief Executive Officer

To our valued shareholders:

In 2003, Forbes clearly demonstrated its ability and determination to complete milestones and improve its fiscal strength. Building on revenue growth from its nutraceutical business, Forbes Medi-Tech secured new contracts, strategic relationships and financing agreements, solidifying the Company's foundation while providing for the continued development of the Company's novel therapeutic compounds, FM-VP4 and the FM-VPx Library.

The lipid-lowering prescription market represents an exciting opportunity for the Company and our shareholders. Cholesterol-lowering drugs have become the world's top-selling medicine. This growth has been fueled by the tremendous success of statins, with the leading compound, Lipitor expected to be the first "$10 billion pill" and Zocor looking to peak at sales of over $6 billion.  We are seeing drug manufacturers maneuver to protect their statin franchises from pending competition from the introduction of generic drugs. The development of adjunct-therapies and combination pills is emerging as a key strategy for statin manufacturers, the market for which is estimated to grow to $4.7 billion over the next 5-7 years.

In January 2003, the Company announced that dosing started for the Phase II clinical trials of FM-VP4, a novel cholesterol absorption inhibitor. The successful launch of another cholesterol absorption inhibitor in 2003 by a multinational pharmaceutical company began to resonate with the investment community and brought a substantial amount of attention to Forbes. In January 2004, Forbes appointed Dr. Eric Topol, Chairman, Department of Cardiovascular Medicine and Chief Academic Officer of the Cleveland Clinic Foundation, as Chairman of Forbes' Medical & Scientific Advisory Board. Dr. Topol brings a great deal of expertise to Forbes and the future development of the Company's FM-VP4 and FM-VPx Library of Compounds.

FM-VP4 completed its Phase I/II human clinical trial at the Academic Medical Center in Amsterdam in January 2004.  The trial's primary efficacy endpoint of significantly lowering low-density lipoprotein (LDL) cholesterol was met. The reduction in LDL cholesterol, as compared to placebo, was 11%, with 33% of subjects at 400 mg per day achieving a greater than 15% reduction. Additionally, FM-VP4 continued to demonstrate an excellent safety profile with no difference between dosing and placebo groups. The trial provided Forbes with insight into design parameters for the US Phase II trial planned for next year.

Forbes remains committed to the US Phase II clinical development of FM-VP4, which is expected to include an expanded number of participants, a longer trial duration and a more focused dosage range.  In parallel with this initiative, the Company has identified other compounds for development based on pre-clinical research efforts.  It is expected that a second compound related to cardiovascular health will soon be identified within Forbes' development pipeline.

The increasing revenues generated from the sale of the Company's cholesterol-lowering ingredients, Reducol TM and Phyto-S-Sterols, has helped fund the Company's pharmaceutical R&D. Demand for phytosterols increased significantly through 2003 with the Company's 50-50 joint venture, which remains the world's largest wood sterol manufacturer, being well positioned for further expansion. Based on this demand, Forbes announced in December 2003 an expansion of the plant's annual capacity from 1000 to 1500 metric tonnes.

While the Company is excited to see advancement in the development of the US phytosterol market, such as Minute Maid's recent national launch of a cholesterol-lowering orange juice utilizing plant sterols as the active ingredient, the European market remains much further advanced in sterol product sales. With its non-genetically modified (GMO), wood-based sterols, Forbes has garnered interest in its products for

Suite 200 - 750 West Pender Street, Vancouver, BC, Canada V6C 2T8

Tel:  (604) 689-5899     Fax:  (604) 689-7641

Web Site:  www.forbesmedi.com

the European market, where there is a preference for non-GMO ingredients, and a limited supply. The final stage of a three-step process for regulatory approval is anticipated in the near future.

Forbes capital strategy has successfully increased the Company's cash reserves over the past year with over US$15.5 million in financing received between September 2003 and January 2004. Forbes' investment profile was raised to a higher echelon of healthcare investors through private placement investments from lead investors such as BioAsia Investments, LLC of Palo Alto, California and Great Point Partners, LLC of Greenwich, Connecticut.

Overall, I am pleased with the progress that we have made.  We have achieved previously established milestones and continue to build a strong team in preparation for the challenges ahead.   The Company is now supported by a growing, revenue-based business and is focused on advancing cardiovascular management.

On behalf of the Board of Directors, I would like to offer my sincere appreciation and heart felt thanks not only to our employees, but also to our shareholders for their steadfast support. I look forward to updating you on the future success of the Company's endeavors.

Dated at Vancouver, British Columbia this 16th day of April 2004.

This President's Message contains forward-looking statements concerning anticipated developments in the Company's business, including anticipated future development of FM-VP4 and other cardiovascular compounds, anticipated growth in revenue from sterol sales and in demand for sterols, the status of the Phyto-Source manufacturing plant on a world scale, anticipated European regulatory approvals, and continued growth of the Company's business.  Forward-looking statements can be identified by the use of forward-looking terminology such as "expected", "looking to", "emerging", "future", "planned", "next year", "further expansion", "anticipated", "continue", "ahead", "growing", or the negative thereof or any other variations thereon or comparable terminology referring to future events or results.  Forward-looking statements are statements about the future and are inherently uncertain, and the Company's actual results could differ materially from those anticipated in those forward-looking statements as a result of numerous factors, including without limitation, uncertainty as to whether FM-VP4 will be further developed and marketed successfully as a drug or at all; uncertainty as to the timing, design, duration, size and outcome of additional clinical trials, if any, or whether the next trial, if held, will be a U.S. Phase II trial or will be another type of trial or carried out in another venue, or both;  the fact that results from preclinical studies and preliminary clinical trials may not be predictive of results obtained in larger clinical trials and that the results from any future trial may not achieve results as expected or anticipated; clinical trial risks such as unexpected adverse effects and compliance issues; the need for regulatory approvals, including without limitation, approval from the U.S. Food and Drug Administration, prior to undertaking additional trials and prior to marketing a final pharmaceutical product, which approvals may not be obtained on acceptable terms or at all; the fact that the Company will be required to undertake additional toxicology studies on FM-VP4 before it will be able to proceed to larger clinical trials and there can be no assurance regarding the timing or outcome of such studies and whether the results of such studies will enable the Company to proceed with the larger trials as a result; the need to secure new contracts and new strategic relationships, which is not assured; the need for performance by buyers and licensees of the Company's products; uncertainty as to future volumes of  sterol revenues and sales; the dependency of the Company on a few customers, one of whose contract expires at the end of 2004 and has not yet been, and may not be, renewed; uncertainty as to whether the Phyto-Source plant will remain the world's largest of its kind; the risk of technical obsolescence; the need for regulatory approvals related to sales of, and labelling and health claims for, ReducoTM , Phyto-S-Sterols and other sterol products, which may be withdrawn or not be obtained in a timely matter or at all; intellectual property risks; marketing/manufacturing risks and the need to manufacture to regulatory standards; partnership/strategic alliance risks and in particular, the Company's dependence on its joint venture partner, Chusei; product liability risks; the effect of competition; uncertainty of the size and existence of a market opportunity for the Company's products; the Company's need for additional future capital, which may not be available in a timely manner or at all; exchange rate fluctuations; environmental risks; political risks; government regulation; as well as a description of other risks and uncertainties affecting the Company and its business, as contained in news releases and filings with the United States Securities and Exchange Commission and Canadian Securities Regulatory Authorities, any of which could cause actual results to vary materially from current results or the Company's anticipated future results. Forward-looking statements are based on the beliefs, opinions and expectations of the Company's management at the time they are made, and the Company does not assume any obligation to update its forward-looking statement if those beliefs, opinions or expectations, or other circumstances should change.  The Company does not assume any obligation to update any statement contained in this President's Message.

This President's message is not an offer to sell or a solicitation of an offer to buy any securities of Forbes Medi-Tech Inc.

Suite 200 - 750 West Pender Street, Vancouver, BC, Canada V6C 2T8

Tel:  (604) 689-5899     Fax:  (604) 689-7641

Web Site:  www.forbesmedi.com

Proxy

GENERAL MEETING OF SHAREHOLDERS OF FORBES MEDI-TECH INC.

TO BE HELD AT the Four Seasons Hotel, 791 West Georgia Street, in the City of Vancouver, British Columbia on WEDNESDAY, THE 26TH DAY OF MAY, 2004, at 2:00 P.M. Pacific Daylight Savings Time

The undersigned Shareholder of the Company hereby appoints, Charles Butt, a Director of the Company, or failing this person, Patricia Pracher, the Vice President, Finance of the Company, or in the place of the foregoing, ____(*print the name*), as proxyholder for and on behalf of the Shareholder with the power of substitution to attend, act and vote for and on behalf of the Shareholder in respect of all matters that may properly come before the aforesaid meeting of the Shareholders of the Company (the "Meeting") and at every adjournment thereof, to the same extent and with the same powers as if the undersigned Shareholder were present at the said Meeting, or any adjournment thereof.

The Shareholder hereby directs the proxyholder to vote the securities of the Company recorded in the name of the Shareholder as specified herein.

The undersigned Shareholder hereby revokes any proxy previously given to attend and vote at said Meeting, and authorizes the proxyholder to vote in favour of the resolutions set out herein unless an instruction to the contrary is indicated, and to vote in his or her sole discretion with respect to any amendment to or variation of such resolutions or on any other matter brought before the Meeting.

SHAREHOLDER SIGN HERE: ____________________________________

DATE SIGNED: __________________________

Resolutions (For full details of each item, please see the enclosed Notice of Meeting and Information Circular)

	For	Against	Withhold
1. Appointment of KPMG, LLP, Chartered Accountants, as auditor of the Company		N/A	
2. To authorize the Directors to fix the Auditor's remuneration			N/A
3. To determine the number of Directors at 7			N/A
4. To elect as Director, Charles Butt		N/A	
5. To elect as Director, Don Buxton		N/A	
6. To elect as Director, Joe Dunne		N/A	
7. To elect as Director, Tazdin Esmail		N/A	
8. To elect as Director, Nitin Kaushal		N/A	
9. To elect as Director, Percy Skuy		N/A	
10. To elect as Director, Lily Yang		N/A	
11. To authorize the Directors to issue in one or more private placements such number of securities that would result in the Company issuing or making issuable, common shares aggregating up to 100% of the number of issued and outstanding common shares as at April 16, 2004, in certain circumstances where specific shareholder approval would otherwise be required by the TSX			N/A
12. To approve the Amendment to the Company's 2000 Stock Option Plan to increase the number of shares reserved for issuance thereunder by 2,453,375 to 6,000,000, including replacing 1,453,375 shares previously issued pursuant to the Plan upon the exercise of options previously granted			N/A

THIS PROXY MUST BE SIGNED AND DATED.

SEE IMPORTANT INSTRUCTIONS ON REVERSE.

INSTRUCTIONS FOR COMPLETION OF PROXY

1. **This Proxy is solicited by the Management of the Company.**

2. This form of proxy ("Instrument of Proxy") ***must be signed*** by you, the Shareholder, or by your attorney duly authorized by you in writing, or, in the case of a corporation, by a duly authorized officer or representative of the corporation; and ***if executed by an attorney, officer, or other duly appointed representative***, the original or a notarial copy of the instrument so empowering such person, or such other documentation in support as shall be acceptable to the Chairman of the Meeting, must accompany the Instrument of Proxy.

3. ***If this Instrument of Proxy is not dated*** in the space provided, authority is hereby given by you, the Shareholder, for the proxyholder to date this proxy three (3) calendar days after the date on which it was mailed to you, the Shareholder, by the Company.

4. ***A Registered Shareholder who wishes to attend the Meeting and vote on the resolutions in person***, may simply register with the scrutineers before the Meeting begins.

5. ***A Shareholder who is not able to attend the Meeting in person but wishes to vote on the resolutions, or a Shareholder who is not a Registered Shareholder***, may do the following:

   (a) ***appoint one of the management proxyholders*** named on the Instrument of Proxy, by leaving the wording appointing a nominee as is (i.e. do not strike out the management proxyholders shown and do not complete the blank space provided for the appointment of an alternate proxyholder). Where no choice is specified by a Shareholder with respect to a resolution set out in the Instrument of Proxy, a management appointee acting as a proxyholder will vote the resolution as if the Shareholder had specified an affirmative vote; or

   (b) ***appoint another proxyholder,*** who need not be a Shareholder of the Company, to vote according to the Shareholder's instructions, by striking out the management proxyholder names shown and inserting the name of the person you wish to represent you at the meeting in the space provided for an alternate proxyholder. If no choice is specified, the proxyholder has discretionary authority to vote as the proxyholder sees fit. **If you are not a Registered Shareholder** and wish to attend the meeting and vote in person then you should strike out the management proxyholder names shown and insert your own name.

6. ***The securities represented by this Instrument of Proxy will be voted or withheld from voting in accordance with the instructions of the Shareholder on any poll*** of a resolution that may be called for and, if the Shareholder specifies a choice with respect to any matter to be acted upon, the securities will be voted accordingly. **If a choice is not so specified, the securities represented by this Instrument of Proxy will be voted in favour of the resolutions referred to herein. Further, the securities will be voted by the appointed proxyholder with respect to any amendments or variations of any of the resolutions set out on the Instrument of Proxy or matters which may properly come before the Meeting as the proxyholder in its sole discretion sees fit.**

7. If a Registered Shareholder has submitted an Instrument of Proxy, ***the Registered Shareholder may still attend the Meeting and may vote in person***. To do so, the Registered Shareholder must record his/her attendance with the scrutineers before the commencement of the Meeting and revoke, in writing, the prior votes. A Shareholder who is not a Registered Shareholder must submit an Instrument of Proxy in order to be able to vote.

8. THIS PROXY IS REVOCABLE IN THE MANNER DESCRIBED UNDER THE HEADING "REVOCATION OF PROXY" IN THE ACCOMPANYING INFORMATION CIRCULAR.

To be represented at the Meeting, **voting instructions *must be DEPOSITED* at the office of "PACIFIC CORPORATE TRUST COMPANY" no later than forty eight ("48") hours (excluding Saturdays, Sundays and holidays) prior to the time of the Meeting, or adjournment thereof. The Chairman of the Meeting has the discretion to accept proxies on the day of the Meeting.**

The mailing address of Pacific Corporate Trust Company is 625 Howe Street, 10th Floor, Vancouver, British Columbia, V6C 3B8, and its fax number is (604) 689-8144.

ONLY REGISTERED HOLDERS ARE ABLE TO COMPLETE TELEPHONE VOTING AT 1-888-Tel-Vote (1-888-835-8683) OR INTERNET VOTING AT http://www.stocktronics.com/webvote

FORBES MEDI-TECH INC.

REQUEST FORM FOR SUPPLEMENTAL MAILINGS

May 2004

TO REGISTERED AND NON-REGISTERED HOLDERS (BENEFICIAL HOLDERS)

Registered and beneficial shareholders may elect annually to have their name added to the Company's supplemental mailing list in order to receive interim financial statements or reports. If you would like to receive such statements or reports, at no cost to you, please complete and return this form.

NAME OF THE SHAREHOLDER:

____

MAILING ADDRESS:

____

EMAIL ADDRESS:

____

I HOLD ____________SHARES OF THE COMPANY AS OF THE DATE OF THIS REQUEST FORM.

April 27, 2004

VIA SEDAR

B.C. Securities Commission

Ontario Securities Commission

Dear Sirs\Mesdames:

RE: FORBES MEDI-TECH INC

ANNUAL GENERAL MEETING

We confirm that the following material of Forbes Medi-Tech Inc.:

  Letter to Shareholders;

  Audited Financial Statements for the Fiscal Year Ended December 31, 2003 together with the report of the auditor thereon;

  Management's Discussion and Analysis of financial conditions and results of operations for the year ended December 31, 2003;

  Notice of Annual General Meeting and Information Circular;

  Proxy;

  Supplemental Mailing List Annual Return Card Form;

  Return Envelope.

was forwarded on April 26 and 27, 2004 by courier to the Company's intermediaries, and was forwarded by prepaid mail on April 26, 2004 to the registered shareholders of the Company.

Yours truly,

FORBES MEDI-TECH INC.

Per:

"signed"

Michelle Martin

cc:

Toronto Stock Exchange